UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 23, 2020

CC NEUBERGER PRINCIPAL HOLDINGS I
(Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation)	001-39272 (Commission File Number)	98-1526024 (IRS Employer Identification No.)

200 Park Avenue, 58th Floor
New York, New York 10166
(Address of principal executive offices, including Zip Code)

(212) 355-5515
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	PCPL.U	New York Stock Exchange
Class A ordinary shares included as part of the units	PCPL	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PCPL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act  ☐

Item 7.01	Regulation FD Disclosure.

In connection with the proposed business combination (the “Business Combination”) between CC Neuberger Principal Holdings I (“CCNB1”) and E2open Holdings, LLC (“E2open”), on October 23, 2020 CCNB1 posted on its website the transcript of an investor conference call held by CCNB1 and E2open (the “Transcript”).

The Transcript is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act, of 1934, as amended (the “Exchange Act”) or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information

In connection with the Business Combination, including the domestication of CCNB1 as a Delaware corporation, CCNB1 intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of CCNB1, and after the registration statement is declared effective, CCNB1 will mail a definitive proxy statement/prospectus relating to the Business Combination to its shareholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. CCNB1’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about CCNB1, E2open and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of CCNB1 as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: CC Neuberger Principal Holdings I, 200 Park Avenue, 58th Floor, New York, NY 10166.

Participants in the Solicitation

CCNB1 and its directors and executive officers may be deemed participants in the solicitation of proxies from CCNB1’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in CCNB1 is contained in CCNB1’s final prospectus related to its initial public offering, dated April 23, 2020, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings I, 200 Park Avenue, 58th Floor, New York, NY 10166. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the Business Combination when available.

E2open and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of CCNB1 in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be included in the proxy statement for the Business Combination when available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CCNB1 or E2open, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or CCNB1’s or E2open’s future financial or operating performance. For example, projections of future growth, financial performance, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by CCNB1 and its management, and E2open and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against CCNB1, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CCNB1, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of E2open as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that E2open or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) E2open’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CCNB1’s final prospectus relating to its initial public offering, dated April 23, 2020.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CCNB1 nor E2open undertakes any duty to update these forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits      The following exhibit is provided as part of this Form 8-K:

Exhibit No.	Description

99.1	Conference Call Transcript, dated October 23, 2020.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 23, 2020	CC NEUBERGER PRINCIPAL HOLDINGS I

	By:	/s/ Matthew Skurbe
	Name:	Matthew Skurbe
	Title:	Chief Financial Officer

4

Exhibit 99.1

E2open Investor Presentation

Transcript

October 23, 2020

Michael Bowen (ICR):

Please remember that during the course of this call, the CC Neuberger Principal Holdings I and E2open teams may make forward-looking statements within the meaning of the Federal Securities laws. These statements are based on their current expectations and beliefs and involve risks and uncertainties that could cause actual results to differ materially from those described in these forward-looking statements.

Please refer to the CC Neuberger Principal Holdings I filing with the Securities and Exchange Commission, the accompanying presentation and the company’s press release issued today for a detailed discussion of the risks that could cause actual results to differ materially from those expressed or implied in any forward-looking statements made today.

Please note that during this call and in the accompanying presentation, management will refer to certain non-GAAP financial measures such as Adjusted Gross Profit, Adjusted EBITDA, Pro Forma Adjusted EBITDA, among others. While the company believes these non-GAAP financial measures provide useful information for investors, the presentation of this information is not intended to be considered in isolation or as a substitute for the financial information presented in accordance with GAAP.

Please refer to today’s presentation available on CC Neuberger Principal Holdings I’s website and filed with the SEC on its website for a reconciliation of the non-GAAP financial measures to the most comparable measures prepared in accordance with GAAP.

In addition, this presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertained or accessible, CC Neuberger Principal Holdings I is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP measure without unreasonable effort.

Consequently, this presentation does not include disclosure of estimated comparable GAAP measures and no reconciliation of the forward-looking statement, forward-looking non-GAAP financial measures is included.

Next, I’ll turn it over to Chinh Chu, founder and Senior Managing Director of CC Capital where he has spearheaded the successful creation of four SPACs since 2016, including the two completed de-SPACing transactions of Collier Creek Holdings with Utz Brands and CF Corp with Fidelity and Guaranty Life.

While at CC Capital, Chinh also led the firm’s efforts in the take private and subsequent relisting of Dun & Bradstreet which generated a 3.2x net multiple on invested capital on an equity check of more than $2.0 billion in less than 18 months.

Prior to founding CC Capital, Chinh was a Senior Managing Director and Co-Head of Private Equity at Blackstone where he spent 25 years.

Chinh Chu (CC Neuberger Principal Holdings I):

Thank you, Michael. On behalf of CC Neuberger we're very excited today to present the IPO of E2open. With me today is the managing team of E2open, led by Michael. This is a very strong management team, operationally and strategically, but very importantly, they’ve really focused on building world-class technology, and we're very excited to be partnering up with this management team.

On page 5, we talk about our investment thesis. As you may recall, when we raised our vehicle back in April, we talked about investing in the highest quality company with long-term compounding potential, a company that has high barriers to entry, and is protected on the downside given the volatility of the market, but has asymmetric upside. And we're very pleased to say that E2 fits all of those characteristics.

This is how we think about the investment thesis. First is that the industry fundamentals are very strong. The Company has a $45 billion TAM and the industry is inflecting right now so that growth rate will actually accelerate to 12% going forward.

Very interestingly, the sector here is largely under-penetrated. Only 15% of the market is penetrated today, which then represents significant whitespace representing 85% of the market going forward.

The company is also of extremely high quality. This is one of the highest quality companies that we’ve ever had a chance to invest in. It is a mission critical, embedded solution. Think about E2 as a supply chain, cloud-based software company where the management of the supply chain is very dependent on what E2 provides, and E2 provides data and analytics so that you can see your supply chain, your customers, and your supplier’s data as well.

So this is something that is embedded in the solutions of its customers and has a self-reinforcing network and data. The customer relationships are long-term and extremely sticky as evidenced by the 95% gross retention rates.

An important part of the investment thesis is the compelling entry valuation of E2open. We have set up this IPO at a 21.3x forward EBITDA multiple. This compares very favorably to the industry median of 38x. This is the median of the four publicly traded direct comparables of E2open – Descartes, Kinaxis, Manhattan, and SPS. Each one of those companies trades at above a 30x EBITDA multiple. This is a significant discount. The difference between 21x and 38x is a 17x multiple point difference. Said another way, this represents an over 40% discount to the median multiple for the comps. We think this is a very compelling entry valuation.

As you know, one of our other deals that we de-SPACed was a company called Utz. We also set up that deal at a slight discount – not as big of a discount as this, but a slight discount to the industry average – so we believe that E2open has the same potential in terms of value appreciation and price appreciation.

Why don’t we turn to page 6 and talk about the value added or the sponsor value creation strategy. One deal that we want to highlight is Dun & Bradstreet. This is an investment in which we led a group of investors to take the company private in February 2019, at a $7.1 billion transaction value with $2.1 billion of equity. In July of this year, 17 months after we took it private, we took Dun & Bradstreet public again, and the $2.1 billion of equity is trading in the public marketplace today at over $8 billion, a very large $6 billion gain.

And a lot of the things you see here involve the same value creation strategies that we put together at Dun & Bradstreet - most importantly, revenue growth acceleration. Today, Dun & Bradstreet is growing at a very nice clip because we reinvested in the business, realigned the salesforce, and helped the company accelerate revenue growth.

For E2open, revenue growth is going to be our focus and the management’s focus. It is the most important thing that we're going to be focused on. And as you can see, there are many ways to grow the revenue, including further penetrating its existing customer base where there's over $1 billion in whitespace. 50% of the 1,300 customers of E2 only purchased one product from E2. There's a lot of cross-selling that can be done over the next few years to continue to penetrate the existing customers.

In addition, with regards to new logos, E2 will be making a large investment in the salesforce to build an additional “hunter” instead of “gatherer” salesforce. Interestingly, E2 has not taken price over the last five years. We think the pricing opportunities for this very mission-critical software are terrific over the next four or five years as we start to talk about price-value maximization.

Just a note, price-value maximization is not in the model projections. E2 has a number of accretive acquisitions they can do. There are 30 plus acquisitions that are small, and tuck-in acquisitions could be done at approximately 10x Pro Forma EBITDA after the costs are taken out. Obviously, very accretive given that the industry trades at 35x EBITDA.

In addition, there are three large companies in the sector that are owned by private equity firms. All three of these deals, we believe, are actionable given that they're owned by private equity firms, and these transactions would either provide significant revenue growth acceleration or cost synergies for E2. Once again, accretive acquisitions are not in the projections - they're all upside.

We see further upside in the data and analytics opportunity. E2 possesses very valuable data. With our experience with Dun & Bradstreet and with the management team, we're going to focus on this as a new business line. Once again, it’s not in the numbers, but we believe this represents a huge opportunity for E2 in terms of the right tail of the returns.

We believe investor communications as a business strategy and our partnership with Neuberger are very important to position the company properly - to provide conservative projections, to beat raise, and overall to make not only E2 a great company, but also to make E2 a great stock.

On page 7, we have the transaction summary. The enterprise value is $2.6 billion, which represents a 21x Pro Forma EBITDA multiple. Remember that this is February 2022 fiscal year-end, which is akin to calendar year 2021. The company will have $500 million Pro Forma net debt, which represents 4.1x net leverage. You can think about leverage as paying down one multiple point per year given the growth of EBITDA and also the significant deleveraging from the free cash flow profile of the company.

We also want to point out here that the sponsors will be investing over $70 million into this transaction, so the alignment of interests is very strong from the sponsor perspective.

In summary, before I turn it over to Michael, our CEO, E2 is one of the highest-quality companies that we’ve seen. We are very excited about it because it has all of the features that we're looking for.

It has high customer retention and high free cash flow. It will do well in a volatile period, and has significant growth both on the organic side as well as through acquisitions.

We have also analyzed the industry pretty extensively and we think it’s a very attractive industry. This is an industry that has a very large TAM of over $40 billion, an accelerating growth rate, and significant whitespace. Very importantly, we have set up this transaction at a 21x multiple, 14x multiple points below the industry average, and we think that gives us a lot of headroom to grow in terms of valuation.

So with that, I’d like to turn it over to Michael, our CEO.

Michael Farlekas (CEO):

Thank you, Chinh, and welcome. We are excited to announce the next phase of our journey as a publicly traded company, our partnership with CC Capital and Neuberger, and our continued partnership with Insight Venture Partners. Thank you for your time and interest in E2open.

Please turn to slide 9 in the presentation. E2open is a 100% cloud-based supply chain software platform. We orchestrate the end-to-end supply chains of the world’s most iconic and essential brands, mostly manufacturers. We are a subscription-based software company with a foundation of very resilient, high margin revenue. In its simplest form, we provide essential services to the world’s most essential brands.

We're also a network-based business with a unique and proprietary ecosystem that contains over 220,000 participants spanning all phases of the product lifecycle from demand to supply and everything in between.

You will see that we refer to our clients as brand owners and for good reason. Large scale brand owners look less like manufacturers and much more like orchestrators of a very complex, global process where they drive demand and fulfil that demand with a mostly outsourced operating model. Our clients typically outsource 75-85% of their process to hundreds, if not thousands, of partners.

What makes E2open unique is that we combine real-time data from a proprietary network and the world’s best software applications natively in one platform. This is our competitive advantage. We are connecting a very disconnected world for our clients.

Lastly, we took the business private in 2015. We identified tremendous opportunities to scale our business very quickly because of the foundation that was built over the previous 15 years. Our plan was to build a solid business with enduring and resilient revenue at high margins, increase our TAM, and create a defensible, competitive position.

We are pleased to enter our next phase today as we accomplished those important goals. Today, we are five times larger than we were in 2015. Our margins improved dramatically. Our TAM is much larger because we have seven product families versus one, we operate in all manufacturing verticals, and we have a sustainable, competitive advantage.

Turning to slide 10, you will see a thumbnail sketch of E2open. 83% of our revenue is from subscriptions. The remainder is from implementation services operating in a mid-30s gross margin. Overall, we operate at 73% gross margin. We have very high retention with long-term clients. Our top one-hundred clients have a 14-year tenure.

E2open operates in an attractive market with tremendous whitespace. The world’s best advisors estimate that’s $45 billion of TAM that’s growing at 12%. $1 billion of that whitespace is within our own client base. E2open can triple the size of our business without adding one new client or one new application.

On slide 11, I’ll touch on a few highlights. We have attractive tailwinds, which is accelerating our growth. We built a business to be resilient to economic and political cycles by providing essential services to essential brands. E2open enjoys strong network effects. Our network provides a strong competitive advantage and creates a defendable market position as our proprietary networks took decades to build.

The strength of our business are our people and our clients. We built a diversified business that does not rely on one industry or one geography. And lastly, we have multiple ways to win with significant growth factors we could pursue simultaneously.

I mentioned our enormous TAM a few moments ago. For a bit more color on that topic, please turn to slide 12. If you think about it, we help clients source raw materials and components, convert those materials to finished goods, transport and store them, distribute those goods across country borders, and sell them through retail distributor channels. In addition, it’s obvious that a finished good from one enterprise is often a component or raw material to another.

Supply chains are complex, intrinsically connected, and require significant amounts of sophisticated software to operate efficiently. What is notable on this slide is not just the size, but the 85% of whitespace that exists and is currently occupied by legacy systems that are on premise -heavily customized systems that are not very well connected. It causes our clients to fill the gap with manual, Excel-based solutions.

The sneakernet of the 1990s was replaced with the swivel chairs of the 2000s. Clients are moving to the cloud, and E2open is the largest pure-play cloud provider in the space and has a broader set of applications. 85% percent of this huge TAM is pure whitespace, and E2open has a distinctive competitive advantage to capture it.

On slide 15, I’ll briefly discuss industry trends that create this growing TAM and how E2open is poised to drive differentiated value for our clients. Brand owners are outsourcing more and more of their operations to specialists. This makes them more agile, require less capital, and makes them incredibly resilient to changing demand and market conditions. There are enormous benefits to this long-term trend.

But since there's always a price to pay, and there is no free lunch, the price that is paid is a dramatic increase in complexity. To manage that complexity, brand owners need more and more data and more and more software. The problem is the data is in the systems of their trading partners, their contract manufacturers, their suppliers, their transportation providers, their retail and distribution channels. The problem is more associated with data than with software.

The only way sophisticated applications can possibly add value is if they have access to real-time decision-grade data. Today, our clients have, in many cases, dozens of disparate point solutions-some homegrown, some packaged, but which are now legacy. Those systems are decidedly not connected. As I mentioned, the data they need to understand and manage their supply chains is in the systems of their trading partners. This is a problem E2open uniquely solves.

There are four elements that are necessary to create a digital supply chain for large-scale brand owners. On slide 16, I’ll discuss how these four elements are unique to E2open and why this focus is so valuable to our clients.

First, you need a large and comprehensive network because connecting a brand owner to any one partner is time consuming, complex, and expensive. By doing this once and reusing those connections over and over again, we’ve built economies of scale that drive competitive advantage. Think of this as the phone lines that connect all the systems and the ecosystem together.

Having reusable connections is essential, but not sufficient. Because once you have access to data, there needs to be a mechanism to harmonize and synchronize disparate data into data that is usable by a machine or an application, a mechanism to route that data to the approved and appropriate person and applications. Think of this as a very intelligent router.

Once decision-grade data is available, applications are needed to make decisions automatically. Data without applications is not very valuable. Applications without data are useless.

Finally, there needs to be one common view for all participants to operate from one sheet of music or one pane of glass. Harmony becomes that single version of the truth for all participants, regardless if they are employed by the brand owner or one of their partners.

These four elements are our sustainable competitive advantage. This is what makes E2open distinct, unique, and drives tremendous value for our clients.

On page 17, I’ll walk you through our architecture. At the bottom of the page you’ll see the physical supply chain. On one side you have customers, on the other side you have suppliers, and what happens in the middle is how products have always come to market. Raw materials are converted to a finish good, they're brought to market, and now they're brought to market with lots of sophisticated transportation nodes, through co-packers and warehousing and distribution and cross border operations. That activity is what’s outsourced today.

E2open connects that outsourced ecosystem to our clients through E2net, which is our trading partner network. E2net is the foundation of E2open, of our company. E2net houses all our connections, makes them reusable. It synchronizes and harmonizes the data because every system that we're connected to has to think of that data in its own way. What I call product A you might call item B. Some mechanism has to make those the same.

Then take that harmonized and synchronized data and we route it to the world’s best supply chain software applications, spanning from channel shaping through sensing demand, business planning, global trade, transportation logistics and then finally collaboration and supply management.

All that’s connected through Harmony which allows any participant in this process to understand how the world is changing right now and what decisions the application’s made. Harmony becomes the single pane of glass unifying the entire operations for a large global brand owner.

With that, I'm going to turn it over to Pawan Joshi who heads our product management and our strategy group to talk about our network and how we ingest that data and harmonize it.

Pawan Joshi (EVP, Products and Strategy):

Thank you, Michael.

As Michael alluded to, the clear differentiation for our architecture is the fact that we bring applications and data together to allow our customers to upgrade their end-to-end supply chain. The foundation for this architecture is E2net. And if you move to slide 18, what you see is that E2net provides the ability for us to connect, normalize, harmonize, very vast amounts of data.

This information flow between E2net and our applications and our customers and their partners is bi-directional in nature and supports the end-to-end orchestration of our customers’ supply chain.

The network itself is categorized into four broad ecosystems. Each one of these support mission-critical applications for our global customers. The supply ecosystem is responsible for, and consists of, partners that bring products to market. Think factories, contract manufacturing facilities, raw materials, ingredient suppliers, packaging facilities, and so on and so forth, across multiple tiers of the supply chain that are responsible for producing the final product for the brand owner.

Our demand ecosystem consists of partners that help our brand owners bring their products to market, into the hands of their customers and consumers through various channels which include the retail channel, the non-retail distributor network, as well as online channels. All major retailers around the world and their stores have representation on our network. We have the ability to, on a very regular basis, not just get point of sales information and sell-through from these locations, but also be able to track the sell-through information across the distribution network that is responsible for bringing these products to market.

Our logistics ecosystem focuses on partners that bring and move products from where they're made to where they are sold. We cover almost all geographies in the world and provide one of the largest infrastructures around ocean shipping and ocean booking.

Our global trade ecosystem consists of parameterized rules and regulations across all the major countries that govern cross-border trade, and about 180 countries are represented on that network.

Our teams, on a regular basis, monitor these, qualify these changing rules and regulations, and these are then used by our customers’ applications. Import, export, screening of cargo, beneficiary and notification parties are all supported by this ecosystem.

Each one of these ecosystems, as I just highlighted, serves mission-critical operations for our customers, and makes the information that is available through these ecosystems to the applications. These ecosystems themselves have been developed independently over the last 15-20 years, and our network has unified them together to serve the needs of our customers. In many ways, we are extremely unique in terms of being the only network where all of these four ecosystems exist at scale that cover the entire globe.

What makes this network and these ecosystems work is our unique technology. Slide 19 covers that. The core of E2net allows our partners not just to connect once, but rather to reuse those connections across multiple partners and customers. This reusability is the key to allowing our partners to efficiently collaborate with their customers on the E2open platform.

Further, E2net also supports a come as you are approach. We do not mandate a standard in terms of connection or format. Rather, we connect and consume whatever is needed and we will produce and supply whatever the source system needs or whatever the destination system needs.

Working in this industry for the last 20 years, we realized that data standards and transport standards around industry and data formats are not sustainable. The only way to network the supply chain in a sustainable and consistent manner is to embrace the complexity of the technical landscape.

As a result, we’ve developed software that takes data in any format using any mode of connectivity, brings it into our platform, and transforms that into a clean consistent standard - not just to feed our applications that are listed on top of the slide, but also to transform them into whatever format the destination system needs at the trading partner site.

This approach really forms the foundation of our reusable network. It facilitates an accelerated integration of not just our applications; it also allows our customers to have access to real-time information as they run their end-to-end supply chain operations.

Furthermore, this approach has also allowed us to improve and accelerate the way we bring in our applications. A quick way to integrate any newly acquired asset is to be able to tie it into the integrated platform. That allows us to move data back and forth between our applications and allows the acquired application access to the four ecosystems that I just described.

In a nutshell, the infrastructure that we provide, and the foundational infrastructure that we have with E2net, allows our customers not just to run their applications, but also to run them in real-time using information from the end-to-end ecosystem and optimize their overall supply chain operations end-to-end.

Michael, back to you.

Michael Farlekas (CEO):

Thank you, Pawan.

As you can see, E2net is the foundation of our company. Over the past 20 years, E2open has built sophisticated software to solve one of the most complex problems, which is to automatically synchronize and harmonize data in real-time. This is what creates our competitive advantage.

On slide 22, you will see what I was referring to earlier regarding our clients. At the top of the page are a few important items. First, our client base is diversified across industries, mostly manufacturers. Most are blue-chip companies that provide necessary goods and services regardless of any economic or political cycle. The global population needs the products these brand represent.

Second is that our top 100 clients generate an average of $1.5 million of revenue with an average tenure over 14 years. E2open provides mission critical solutions to essential brand owners.

On slide 24, I’ll provide a bit more detail on our primary growth lever, and then I’ll move to our additional growth levers. What you see on page 24 on the left is the diversification of our clients across industry and the diversification of our revenue across all of our product families. What you see on the right are our top 100 customers representing 77% of our subscription revenue.

Those customers have, on average, four of our products. If you move to the far right, our top ten clients have on average nearly ten products of ours, and their subscription revenue is measured in the $7-9 million range. That difference, from $1.5 to $7-9 million, is what we exercise in our expand or cross-sell / upsell model. This is our primary growth lever, and as Jarett will talk to in a minute, it is what brings us to our 9% growth level in fiscal year 2022 or calendar year 2021.

On page 25, I’ll talk a little bit about our building blocks to accelerate our growth. On top, you’ll see what’s already baked into our model. We have an expanded salesforce, we’ve increased our product offerings, and most importantly on the right, we have an expanding pipeline. Our pipeline, which is a precursor to new subscription sales, has grown 40% in the first half of FY 2021, or this current calendar year.

The bottom represents additional growth levers that can take our growth from 9% next year as a bridge year to 11-12% in the following years. Number one, salesforce optimization. Our entire go-to-market today is built around the expand mode. Our model involves matching one of our sellers to 5-7 accounts. Part of our plans with CC Capital and Insight are to expand our salesforce with another salesforce focused on new client acquisitions - to initiate, to land and expand, model, and grow that portion of our business.

Pricing optimization. We feel that in many cases we have a small ability to take up price. That will contribute to our growth rate.

Pawan mentioned data. Our network provides an extraordinary amount of data exhaust. Today, we monetize that data exhaust in a small way, but we have a lot more room to go there. We think we can increase our data and analytics capabilities and revenue from that category significantly over the next 2-3 years.

Lastly, partnerships and new sales channels. We have one established partnership that’s going to dramatically increase the number of people talking to customers through their distribution channel, and we have three more on the horizon.

On page 26, I’ll talk a little bit about how we’ve gotten to this point and how we’ve exercised all three of these growth categories simultaneously and how they're self-reinforcing. We talked a lot about the opportunity to expand within our customer base. That is in full cycle.

We get new customers as well. We're expanding that. Those new customers are the land part of our land and expand model. Clearly, we also have the ability to add on to our platform and to accelerate our growth by continuing our path of strategic acquisitions.

That also reinforces our new wins and our existing customer add-ons. When we acquire a complementary application or network, we simply have more things to sell to more customers.

On page 32, I’ll just speak briefly about our team before I hand it over to Jarett. We believe we have the best management team in this space. Everybody that is part of our executive team has spent their entire career in the enterprise software field. Most of us have spent it specifically within supply chain management.

We understand the market, we understand our customer needs, and most importantly, we have a great ability to put the other person first. We're excited to take on this new challenge with CC Capital and Neuberger. I’ll turn it over to Jarett to talk about the financial profile of the company. Jarett.

Jarett Janik (CFO):

Thank you, Michael.

I’ll begin on slide 35 to talk about some of the financial highlights before we jump into the numbers. The company has built a highly durable and predictable revenue model from consistently growing our subscription contracts and long-term contracts with customers.

We have multiple drivers, as Michael has talked about, for achieving continued organic growth, and those include the cross-sell / upsell strategy, acquiring new logos to further that cross-sell / upsell strategy over time, price-value optimization as well as data monetization.

We built a company with a very scalable cost structure with structural operating leverage. The majority of the company is operated through various shared-service functions, supporting the growth of the company, and we have industry leading profitability with exceptional cash generation.

Now, if we move to slide 36, these are the key financial metrics for our business. We’ve continued to grow our subscription revenue to 83% of our total revenue, and we’ve continued to expand our margins both on a gross profit basis as well as on an EBITDA basis.

It’s important to note, this does include the acquisitions we’ve done over time, and some of that margin expansion does include the realization of synergies from those acquisitions. But the 73% run rate for gross profit margin and 33% run rate for EBITDA margin are free and clear from any acquisition synergies, and we believe those are sustainable into the future, and actually believe that they will expand over time as we expand our revenue growth.

Slide 37 shows how we have historically grown our revenue organically, and this is a full Pro Forma view as if each of the acquisitions that we’ve done over the period of time were done at the very beginning of the period presented.

7% is what we achieved during a time when the industry was growing in the high single digits. And, in fact, during COVID, and to support the durability of our revenue stream, we actually grew our subscription revenue 4% year over year, which is an amazing accomplishment given the impact of the global pandemic.

As we think about how that growth rate expands on slide 41, let me spend a few minutes talking about how confident we are in our fiscal 2022 subscription revenue. Remember, our fiscal year starts March 1st, so this is basically for calendar year 2021.

We think about the achievement of next year’s 9% revenue growth along three building blocks. The first is we have $209 million of subscription revenue contracts that are not up for renewal during that period. We don’t have cancellation clauses or early opt out clauses, so the $209 million is under contract revenue for the next fiscal year.

Next, we have the second building block. Based on the historical gross retention of 95%, we have great visibility into the renewal of contracts that are up for renewal during that period, and we believe that provides us an additional $59 million of net revenue for that category of contracts.

Together, this gives us visibility of 88% of our forward fiscal year subscription revenue. That leaves us a fairly small go-get of $37 million, which will come from continuing the cross-sell and upsell in our existing customer base as well as new logo acquisition. So, we're 17 months out from the end of our fiscal 2022 year, and we have just $37 million of additional revenue to get in order to achieve the 9% growth rate in our forward year.

So to summarize, and to go through where we see our financial algorithm getting to over a longer time period, on slide 42, we believe our revenue growth will reach that of an industry that’s inflecting to a low double digit growth rate. As we do that, we see our gross profit margin improving into the mid-70s. We believe we’ll grow EBITDA faster than we grow revenue with growth there in the teens, and our Pro Forma EBITDA margin reaching the high 30s.

We’ll manage the business with a 5-6% of revenue algorithm for our capital expenditures given we run our own data centers. And then, each of these algorithms doesn’t include the additional potential upside from any acquisitions that we may do in the future.

So with that, I’ll turn it over to Chinh who will review our valuation.

Chinh Chu (CC Neuberger Principal Holdings I):

Thank you, Jarett.

On page 44, we're going to be discussing the operational benchmarking of E2 compared to the four publicly-traded companies. As you can see there, if you look at the bubble charts, the company is well positioned versus the four publicly-listed comps because we're the only one that has a proprietary network, is SaaS-based and has cloud-based deployment. Remember, E2 was born in the cloud, so this is not a company that has transformed into the cloud.

When you think about the financial metrics, E2 ranks well versus the competitors. It has a 10% projected revenue growth rate in line with industry median of 10%. The gross profit margin is higher than the median at 73% compared to 70% for the median. And the EBITDA margin of 33% is also higher than the industry median of 26%.

On page 45 we show the valuation benchmarking of E2 versus the four publicly listed companies, both on a revenue as well as EBITDA multiple basis. As you can see, E2 trades at 7x revenue, compared to the median of 11.6x. This ranges from SPS’ 8.8x to Kinaxis’s 16.4x. We think this gives E2 significant headroom to trade up pretty significantly. The same story holds for E2open’s EBITDA multiple. E2 is being taken public at 21x EBITDA, at ten dollars per share, compared to the median of 38x EBITDA. Note that none of the companies trade under 30x EBITDA and the highest is Kinaxis at 67x EBITDA. As E2 trades up to the median, the appreciation potential at 38x EBITDA is 70% over the ten dollar price or seventeen dollars per share.

On EBITDA, we talked about this before, but it’s interesting to note that not only is this a 14x multiple point discount to median, it is also a significant discount even to the lowest comp out there SPS, 26x compared to 21x. For Descartes, 21x compared to 29x.

So in summary, I’d like to thank you for joining us today. We're very excited about this IPO of E2open through the combination with our vehicle. E2 represents a high-quality company with multiple ways to win: accelerating organic growth, value creation through acquisitions, as well as data and analytics. It is buttressed by a very strong, fundamentally growing industry that is accelerating and that has significant whitespace.

And in addition to this, we will look to add value to E2open through things that we can do with the company similar to some of the actions we took in Dun & Bradstreet. Once again, thank you.